Exhibit 2.1

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This Amendment No. 1 (this “Amendment No. 1”), dated as of July 9, 2009, is made by and among HAC Holdings, Inc., a Delaware corporation (“Newco”), HAC Acquisition Corporation, a Maryland corporation and a wholly owned subsidiary of Newco (“Merger Sub”), and Entrust, Inc., a Maryland corporation (the “Company”), to amend the Agreement and Plan of Merger, dated as of April 12, 2009, by and among Newco, Merger Sub and the Company (the “Merger Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, Newco, Merger Sub and the Company are parties to the Merger Agreement;

WHEREAS, the parties each desire to amend and restate certain provisions of the Merger Agreement as set forth herein;

WHEREAS, Section 8.4 of the Merger Agreement provides that the Merger Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Newco, Merger Sub and the Company,

NOW, THEREFORE, in consideration of the foregoing premises and representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Newco, Merger Sub and the Company hereby agree as follows:

1. Amendment of Section 1.1(s). Section 1.1(s) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(s) “Company Termination Fee” shall mean an amount in cash equal to $4,948,725.

2. Amendment of Section 1.1(bb). Section 1.1(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(bb) [Reserved].

3. Amendment of Section 2.7(a)(ii). Section 2.7(a)(ii) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(ii) each share of Company Common Stock that is outstanding immediately prior to the Effective Time (other than Owned Company Shares) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to $2.00 (the “Per Share Price”), without interest thereon, in accordance with the provisions of Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the provisions of in Section 2.10); and

3. Amendment to Section 3.3(b). Section 3.3(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(b) The Company has received the opinion of Barclays Capital that, as of April 12, 2009 and subject to the assumptions and qualifications set forth therein, the Per Share Price contemplated by the Merger Agreement, dated as of April 12, 2009, was fair from a financial point of view to the Company Stockholders, a copy of which opinion has been delivered to Newco solely for informational purposes.

4. Amendment of Section 5.3. Section 5.3 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(a) [Reserved].

(b) Subject to the terms of Section 5.3(c), from and after July 9, 2009 the Company shall cease and cause to be terminated any discussions or negotiations with any Person that would otherwise be prohibited by this Section 5.3(b). Subject to the terms of Section 5.3(c), during the period commencing on July 9, 2009 and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time, the Company and its Subsidiaries shall not, and the Company and its Subsidiaries shall use their reasonable best efforts to cause their respective Affiliates, directors, officers, employees, consultants, agents, representatives and advisors (collectively, “Representatives”) not to, directly or indirectly, (i) solicit, initiate, propose or induce the making, submission or announcement of, or take actions that could reasonably be expected to encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Newco, Merger Sub or any designees of Newco or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries (other than Newco, Merger Sub or any designees of Newco or Merger Sub), in any such case with the intent to induce the making, submission or announcement of, or to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal or which may reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any letter of intent, memorandum of understanding or other Contract contemplating an Acquisition Transaction (other than an Acceptable Confidentiality Agreement). If the Company obtains Knowledge of a material violation of any “standstill” or confidentiality agreement that the

Company has entered into in connection with such Person’s (other than Newco and Merger Sub) consideration of a possible acquisition of the Company, the Company agrees to use its reasonable best efforts to enforce the terms of such “standstill” or confidentiality agreement.

(c) Notwithstanding anything to contrary set forth in this Section 5.3 or elsewhere in this Agreement, at all times during the period commencing as of July 9, 2009 and continuing until the Company’s receipt of the Requisite Stockholder Approval, the Company Board and/or any authorized committee thereof may, directly or indirectly through one or more Representatives, participate or engage in discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, and/or afford access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement to:

(i) [Reserved].

(ii) any Person (and/or such Persons’ Affiliates, directors, officers, employees, consultants, agents, representatives and advisors) that has made or delivered to the Company a written Acquisition Proposal after the date of this Agreement that was not initiated or solicited in breach of Section 5.3(b), provided that solely in the case of this clause (ii), the Company Board or any authorized committee thereof shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(d) The Company will promptly notify Newco after (i) receipt of an Acquisition Proposal (including the identity of the Person making such Acquisition Proposal and the material terms and conditions of such Acquisition Proposal), (ii) any request for information relating to the Company (including non-public information) or for access to the properties, books or records of the Company by any third party that has made an Acquisition Proposal, or (iii) receipt of an amendment to a previously disclosed Acquisition Proposal (including the terms of such amendment). The Company shall promptly (and in any event, within 24 hours) inform Newco of any change in the price, structure or form of consideration or terms and conditions of such Acquisition Proposal. Promptly (and in any event, within 24 hours) upon determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal, the Company shall notify Newco that the Company Board has received a Superior Proposal, specifying in detail the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal. The Company agrees, during the three (3) Business Day period following Newco’s receipt of a notice of a Superior Proposal, to negotiate in good faith with Newco to give Newco the opportunity to match or better such Superior Proposal.

(e) Other than with respect to the Commitment Letters, neither Newco or Merger Sub, or any of their respective Affiliates, shall enter into any Contracts with any Person, or make or enter into any formal or informal arrangements or understanding (whether or not binding) with any Person, or have any discussions or other communications with any other Person, in any such case with respect to any actual or potential Acquisition Proposal involving the Company.

5. Amendment of Section 8.3(b)(i). Section 8.3(b)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(i) In the event that (A) this Agreement is validly terminated pursuant to Section 8.1(c) or Section 8.1(d) and (B) within one year following the termination of this Agreement pursuant to Section 8.1(c) or Section 8.1(d), the Company enters into a definitive agreement providing for a Competing Acquisition Transaction and, whether or not during such one-year period, such Competing Acquisition Transaction is subsequently consummated, then the Company shall pay to Newco the Company Termination Fee (less any cash amounts previously paid pursuant to Section 8.3(b)(iv)), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, concurrently with the consummation of such Competing Acquisition Transaction.

6. Amendment of Section 8.3(b)(iv). Section 8.3(b)(iv) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(iv) In the event that this Agreement is validly terminated by either Newco or the Company pursuant to Section 8.1(d), the Company shall pay to Newco an amount in cash equal to Two Million Dollars ($2,000,000), by wire transfer of immediately available funds to an account or accounts designated in writing by Newco, within two (2) Business Days following the occurrence of such termination.

7. Effectiveness. Except as expressly provided herein, the Merger Agreement shall be and remain in full force and effect. The parties hereto hereby acknowledge and agree that all references in the Merger Agreement to the “Agreement” shall be deemed to be references to the Merger Agreement as amended by this Amendment No. 1.

8. Governing Law. This Amendment No. 1 shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

9. Counterparts. This Amendment No. 1 may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. This Amendment No.1 may be delivered by facsimile transmission of the relevant signature pages hereof.

[Signature Page Follows]

IN WITNESS WHEREOF, Newco, Merger Sub and the Company have caused this Amendment No. 1 to be executed by their respective duly authorized officers to be effective as of the date first above written.

HAC HOLDINGS, INC.

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Secretary

HAC ACQUISITION CORPORATION

By:	/s/ Seth Boro
Name:	Seth Boro
Title:	Secretary

ENTRUST, INC.

By:	/s/ F. William Conner
Name:	F. William Conner
Title:	President & CEO

[AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER]